SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

HIGHWAY HOLDINGS LIMITED

 (Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

 (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on February 2, 2015 and February 9, 2015.

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2015 THIRD QUARTER

AND NINE-MONTH RESULTS

-- Net Income Up Sharply For Both Periods --

HONG KONG — February 2, 2015 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal third quarter ended December 31, 2014 -- reflecting increased profitability for both the quarter and nine-month period.

Net income for the fiscal 2015 third quarter increased to $361,000, or $0.10 per diluted share, from $149,000, or $0.04 per diluted share, in the same quarter a year earlier. Net sales for the same period increased to $6.0 million from $5.8 million a year ago, despite the previously announced planned phase out of certain low margin business that was essentially completed during the quarter.

Net income for the nine-month period of fiscal 2015 more than doubled to $989,000, or $0.26 per diluted share, from $451,000, or $0.12 per diluted share, a year earlier. Net sales for the nine months were $17.5 million, approximately equal to sales in the comparable period a year earlier.

Gross profit margin for the three- and nine-month periods ended December 31, 2014 increased to 24.7 percent and 24.2 percent, respectively, compared with 22.6 percent and 22.6 percent, respectively, a year earlier. Gross profit and net income increased due to ongoing streamlining efforts, improvements in efficiency and price increases to customers, which included increased prices for the low margin business, which has now been phased out.

Operating income for the three-month period ended December 31, 2014 was $458,000 compared with $132,000 in the prior year, as a result of increased net sales and higher gross margins. Operating income for the nine months almost doubled to $1,077,000 from $563,000 a year earlier.

“Results for the quarter reflect better pricing and, as noted above, a previously announced strategy to phase out low-margin, or unprofitable, business. This phase out has been completed and we are diligently focused on organic growth and new business opportunities to offset the low-margin sales,” said Roland Kohl, chairman, president and chief executive officer.

Kohl emphasized the company has further increased its marketing efforts to gain new business by highlighting the company’s quality manufacturing and other value-added services to potential customers. “These initiatives, while still developing, are particularly important for our future success and the emerging utilization of Myanmar, which offers high quality and lower-cost advantages for assembly work.

-more-

Highway Holdings Ltd.

He noted that despite certain cost and pricing advantages of the company’s Myanmar operation, most of the company’s business activities are still in China – although the company is continuing efforts to shift its labor intensive assembly business to Myanmar. “An ongoing key challenge, therefore, is to balance the highly inflationary environment in China and Hong Kong, including higher wages for employees, with customer pricing expectations,” Kohl added.

Currency exchange rates negatively affected the company’s net income for the nine-month period ended December 31, 2014. The company reported a $52,000 currency exchange loss compared with a $28,000 exchange gain in fiscal 2014 -- mainly due to the weakening of the RMB and Euro currencies at December month ended.

Kohl noted the company’s balance sheet remains very strong. The company’s total cash position at December 31, 2014 was $8.7 million, or approximately $2.29 per share compared with $6.06 million at March 31, 2014, despite several dividend payments since April 2014. The phase out of certain low margin business resulted in the monetization of certain inventories, which translated into a higher cash position. The company’s current ratio was 3.7:1 at December 31, 2014. The total cash exceeded all current and long term liabilities combined by $4.7 million.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and Yangon, Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

# # #

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2014	2013	2014	2013

Net sales	$6,006	$5,816	$17,486	$17,543
Cost of sales	4,524	4,503	13,262	13,586
Gross profit	1,482	1,313	4,224	3,957
Selling, general and administrative expenses	1,024	1,181	3,147	3,394
Operating income	458	132	1,077	563

Non-operating items
Interest expenses	-	-	-	1
Exchange gain (loss), net	(40)	53	(52)	28
Interest income	3	4	11	13
Gain/(Loss) on disposal of Asset	-	-	110	-
Other income/(expenses)	2	48	2	45
Total non-operating income	(35)	105	71	87

Share of profits/ (loss) of equity investees	1	-	7	-
Net income before income tax and non-controlling Interest	424	237	1,155	650
Income taxes	63	89	167	200

Net Income before non-controlling interest	361	148	988	450
Add : Net income attributable to non-controlling interest	-	1	1	1
Net income attributable to Highway Holdings Limited shareholders	$361	$149	$989	$451

Net Income per share – basic and diluted	$0.10	$0.04	$0.26	$0.12
Weight average number of shares
Basic	3,788	3,778	3,788	3,778
Diluted	3,804	3,788	3,804	3,788

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	Dec 31	March 31
	2014	2014
Current assets:
Cash and cash equivalents	$8,699	$5,416
Restricted cash	-	643
Accounts receivable, net of doubtful accounts	3,340	3,157
Inventories	2,042	3,700
Investment in associate companies	32	-
Prepaid expenses and other current assets	698	1,044
Total current assets	14,811	13,960

Property, plant and equipment, (net)	986	1,213
Loan receivables and long term deposit	603	603

Total assets	$16,400	$15,776

Current liabilities:
Accounts payable	$1,446	$1,577
Accrual payroll and employee benefits	1,654	1,191
Other liabilities and accrued expenses	455	539
Net Tax payable	399	279
Total current liabilities	3,954	3,586

Long term liabilities :

Deferred income taxes	44	44
Total liabilities	3,998	3,630

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,369	11,340
Retained earnings	1,002	770
Accumulated other comprehensive income	2	7
Treasury shares, at cost – 5,049 shares as of December, 31, 2014; and March 31, 2014 respectively	(14)	(14)
Total Highway Holdings Limited shareholders’ equity	12,397	12,141
Non-controlling interest	5	5
Total shareholders’ equity	12,402	12,146
Total liabilities and shareholders’ equity	$16,400	$15,776

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS LIMITED DECLARES CASH DIVIDEND

HONG KONG – February 9, 2015 -- Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared a cash dividend of $0.10 per share on the Company’s common stock. The dividend will be paid on April 16, 2015 to shareholders of record on March 9, 2015.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and Yangon, Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: February 27, 2015	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer